

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE
Mail Stop 3030

April 29, 2010

<u>VIA U.S. Mail and Facsimile</u>

Eric K. Brandt
Chief Financial Officer
Broadcom Corporation
5300 California Avenue
Irvine, California 92617-3038

> **Re:** **Broadcom Corporation**
> **Form 10-K for the fiscal year ended December 31, 2009**
> **Filed February 3, 2010**
> **File No. 000-23993**

Dear Mr. Brandt:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the fiscal year ended December 31, 2009

Liquidity and Capital Resources, page 74

1. We see that accounts receivable has significantly increased at December 31, 2009 compared to December 31, 2008 while revenue decreased during the same period. Please tell us what you mean by "a variation in revenue linearity." In addition, revise future filings to provide a more substantive explanation for the increase in accounts receivable.

Consolidated Financial Statements

Note 2. Supplemental Financial Information, page F-14

Income from the Qualcomm Agreement, page F-18

2. Please revise future filings to clarify that the $65.3 million gain from the settlement of litigation related to intellectual property from Qualcomm was recorded as a contra expense within settlement costs, net on the statement of operations. While we note the disclosure in Note 10, disclosure in this note would also be beneficial to investors.

Note 4. Cash, Cash Equivalents and Marketable Securities, page F-24

3. We note the disclosure that the fair value of commercial paper included in cash equivalents was determined based upon "level 2" inputs. Please tell us where you have provided the disclosures required by FASB ASC 820-10-50-1 and 2, including total amounts of recurring investments valued using level 1 and level 2 inputs to the fair value hierarchy.

Note 11. Litigation, page F-39

4. Please tell us how your disclosures of unrecognized loss contingencies related to outstanding litigation comply with the disclosure requirements of FASB ASC 450-20-50-3 through 8.

Note 12. Business Enterprise Segments, Significant Customer, Supplier, and Geographical Information, page F-45

5. We note that you began reporting three reportable segments during fiscal year 2009. In future filings, please include all disclosures required by FASB ASC 280-10-50-22 and 25 or tell us why you do not believe those disclosures are applicable to you.

6. Regarding the disclosure of geographic information, if revenues from external customers attributed to an individual foreign country are material, those revenues shall be disclosed separately in future filings. Refer to FASB ASC 280-10-50-41.

Exhibits 31.1 and 31.2

7. We note that the identification of the certifying individuals at the beginning of the certifications required by Exchange Act Rule 13a-14(a) also includes the title of the certifying individual. In future filings, the identification of the certifying individual at the beginning of each certification should be revised so as not to include such individual's title.

8. As a related matter, we note your statement in paragraph 4(d) refers to the change in the registrant's internal control over financial reporting that occurred during "the registrant's fourth fiscal quarter" rather than during "the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report)."   In future filings, please include a certification that is consistent with Item 601(b)(31)(i) of Regulation S-K.

******

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Kristin Lochhead at (202) 551-3664 or me at (202) 551-3676 if you have questions regarding comments on the financial statements and related matters. In this regard, please do not hesitate to contact Martin James, Senior Assistant Chief Accountant, at (202) 551-3671 with any other questions.

Sincerely,

Brian Cascio
Accounting Branch Chief